UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under to Section 14(d)(4)
of the Securities Exchange Act of 1934

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED
(Name of Subject Company)

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

027352103
(CUSIP Number of Class of Securities)

David R. Fontaine, Esq.
Executive Vice President, General Counsel, Chief Risk Officer and Secretary
American Management Systems, Incorporated
4050 Legato Road
Fairfax, Virginia 22033
(703) 267-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Kevin J. Lavin, Esq.
Arnold & Porter LLP
1600 Tysons Blvd., Suite 900
McLean, Virginia 22102
(703) 720-7000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 1 TO SCHEDULE 14D-9

     This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (“SEC”) on March 18, 2004 by American Management Systems, Incorporated, a Delaware corporation (“AMS”). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated March 18, 2004, filed with the SEC by CGI Virginia Corporation, a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01, of AMS at a purchase price of $19.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2004, and in the related Letter of Transmittal.

     The information contained in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) EFFECTS OF THE OFFER AND THE MERGER ON CERTAIN AMS BENEFIT PLANS AND AGREEMENTS BETWEEN AMS AND ITS OFFICERS AND DIRECTORS.

     The paragraph under Item 3(a) entitled “Employment Agreements and Change of Control Agreements” is hereby deleted in its entirety and replaced with the following paragraph:

     Employment Agreements and Change in Control Agreements. AMS is party to employment agreements, which include change in control provisions, with the following executive officers: Alfred T. Mockett, David R. Fontaine, Garry Griffiths, Walter A. Howell and Donna S. Morea. These agreements are described in greater detail in the Information Statement attached as Annex B to the Schedule 14D-9. James C. Reagan, Ronald Schillereff and Charlene Wheeless also have employment agreements, which include change in control provisions, with AMS. These agreements provide for annual base salaries of $300,000, $300,000 and $200,000, respectively, as well as severance payments of 200% of the employee’s annual base salary and 200% of the employee’s annual target bonus (60% of the employee’s base salary for Mr. Reagan and 50% of the employee’s base salary for each of Mr. Schillereff and Ms. Wheeless) in the event of a change in control. Jennifer Felix also has a change in control agreement with AMS, pursuant to which she is entitled to 100% of her annual base salary ($160,000) and 100% of her annual target bonus (30% of Ms. Felix’s base salary) upon a change in control. The employment agreements and the form of change in control agreement are filed as Exhibits (e)(17) — (e)(25) hereto and are incorporated herein by reference.

ITEM 9. EXHIBITS.

     Exhibits (e)(21) and (e)(25) listed in Item 9 of the Schedule 14D-9 are hereby deleted in their entirety and replaced with the following:

(e)(21)	Employment Agreement, dated as of July 1, 2002, between AMS and Donna S. Morea (incorporated herein by reference to Exhibit 10.32 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 31, 2003).

(e)(25)	Form of Change in Control Retention Agreement for Senior Management (incorporated herein by reference to Exhibit 10.12 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 29, 2004).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

By: Name: Title:	/s/ James C. Reagan James C. Reagan Executive Vice President and Chief Financial Officer

Dated: April 7, 2004

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(a)(2)(A)	Letter to Stockholders, dated March 18, 2004, from the Chairman and Chief Executive Officer of AMS (incorporated by reference to Exhibit (a)(1)(k) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(a)(5)(A)	Press Release issued by AMS on March 10, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K of AMS filed with the SEC on March 16, 2004).*

(e)(1)	Agreement and Plan of Merger, dated as of March 10, 2004, by and among Parent, Purchaser and AMS. (incorporated by reference to Exhibit 2.1 to the Form 8-K of AMS, filed with the SEC on March 16, 2004).*

(e)(2)	Asset Purchase Agreement, dated as of March 10, 2004, by and among CACI International, Inc, CACI, INC. — FEDERAL, Dagger Acquisition Corporation AMS, Purchaser and Parent (incorporated by reference to Exhibit 2.2 to the Form 8-K of AMS, filed with the SEC on March 16, 2004).*

(e)(3)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Alfred T. Mockett (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(4)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and David R. Fontaine (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(5)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Daniel J. Altobello (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(6)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and David Sharman (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(7)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and James C. Reagan (incorporated by reference to Exhibit (d)(9) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(8)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and James J. Forese (incorporated by reference to Exhibit (d)(10) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(9)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Robert M. Howe (incorporated by reference to Exhibit (d)(12) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(10)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Frank Keating (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(11)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Dorothy Leonard (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(12)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Frederic V. Malek (incorporated by reference to Exhibit (d)(8) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(13)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among Parent, Purchaser and Joseph M. Velli (incorporated by reference to Exhibit (d) (11) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(14)	Non-Disclosure Agreement, dated October 3, 2003, by and between AMS and Parent (incorporated by reference to Exhibit (d)(14) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(15)	Non-Disclosure Agreement, dated January 5, 2004, by and between AMS and CACI International, Inc (incorporated by reference to Exhibit (d)(15) to the Schedule TO of Parent and Purchaser filed with the SEC on March 18, 2004).*

(e)(16)	First Amendment to the Rights Agreement, dated as of March 10, 2004, by and between AMS. and Mellon Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K of AMS, filed with the SEC on March 15, 2004).*

(e)(17)	Employment Agreement, dated as of December 1, 2001 between AMS and Alfred T. Mockett (incorporated herein by reference to Exhibit 10.19 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 29, 2002).*

(e)(18)	Employment Agreement, dated as of July 15, 2002, between AMS and Walter Howell (incorporated herein by reference to Exhibit 10.5 of AMS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).*

(e)(19)	Employment Agreement, dated as of May 15, 2002, between AMS and Garry Griffiths (incorporated herein by reference to Exhibit 10.6 of AMS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).*

(e)(20)	Employment Agreement, dated as of July 25, 2002, between AMS and David Fontaine (incorporated herein by reference to Exhibit 10.8 of AMS’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002).*

(e)(21)	Employment Agreement, dated as of July 1, 2002, between AMS and Donna S. Morea (incorporated herein by reference to Exhibit 10.32 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 31, 2003).*

(e)(22)	Employment Agreement, dated as of July 1, 2002, between AMS and Ronald L. Shillereff.*

(e)(23)	Employment Agreement, dated as of June 3, 2002, between AMS and Charlene A. Wheeless.*

(e)(24)	Employment Agreement, dated as of October 1, 2003, between AMS and James Reagan (incorporated herein by reference to Exhibit 10.4 of AMS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 14, 2003).*

(e)(25)	Form of Change in Control Retention Agreement for Senior Management (incorporated herein by reference to Exhibit 10.12 of AMS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 29, 2004).

*	Previously filed.